UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-35466

GasLog Ltd.
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

The press release issued by GasLog Ltd. on August 15, 2013 relating to its new orders and charters is included as Exhibit 99.1 and is incorporated herein by reference.

The information on this Form 6-K, including any exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 15, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 15, 2013
GASLOG LTD.,

	by	/s/ Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer